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June 5, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549
Attention:    William Demarest
     Isaac Esquivel

Re:    Kennedy-Wilson Holdings, Inc.
    Form 10-K for the Year Ended December 31, 2022
Form 10-K for the fiscal year ended December 31, 2023
File No. 001-33824

To the addressees set forth above:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Real Estate & Construction, of the Securities and Exchange Commission, dated April 4, 2024 (the “Comment Letter”), with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022 and the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2023

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Item 8. Financial Statements and Supplemental Data
Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Unconsolidated Investments, page 77

1.We note your response to prior comment 2, as well as your disclosure that in following the guidance set forth in ASC Topic 606 and ASC Topic 323, these performance allocations are included as a component of the total income from unconsolidated investments in the accompanying consolidated statements of income. Please further clarify the specific guidance in ASC Topic 606 that you are following. We note that in Question 3 of FASB's Revenue Recognition Implementation Q&As, its staff expressed the view that such incentive-based capital allocations are within the scope of Topic 606. It appears that your arrangements, which include asset management fees and performance allocations are similar to the arrangement described in Example 25 in Topic 606. Please explain to us in greater detail how you considered this guidance and each of the considerations presented by the FASB staff in Question 3 in determining that your performance allocation should be presented as a component of income from unconsolidated investments, and not revenue.

Response: The Company acknowledges that the FASB staff expressed the view that “performance-based capital allocations” are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”) in Question 3 of the FASB’s Revenue Recognition Implementation Q&A’s (“Question 3”). The Company considered this guidance in detail. More particularly, in the introductory paragraph of Question 3 the FASB staff’s view is fundamentally based on the assumption that “[t]he fees are provided to compensate the asset manager for its services and performance in managing the fund.” The fundamental assumption of the FASB staff identified in the previous sentence also underpins the three specific considerations that are discussed in items (a)–(c) of Question 3 and in Example 25 of Topic 606 (“Example 25”). As noted in Question 3, the SEC staff observer at the TRG meeting indicated “that he anticipates the SEC would accept an application of Topic 606 for those arrangements. However, the observer noted that there may be a basis for following an ownership model. (emphasis added)”. The Company considered the FASB staff’s guidance in Question 3 and determined, based on the Company’s specific facts and circumstances, that the Company should follow an ownership model, as suggested by the SEC staff observer.

In accordance with the ownership model, the Company advises the Staff that it presents its carried interests that are generated from its unconsolidated investments as income (loss) from equity method investments relying on the literature in both ASC Topic 323, Investments-Equity Method and Joint Ventures (“Topic 323”) and Topic 606. Topic 606 specifically excludes equity method and joint venture investments from the revenue recognition literature and defers the same to the guidance set forth in Topic 323. In coming to its conclusion, the Company specifically looked to follow the literature provided in Topic 323 (specifically ASC Topic 323-10-45-1 (“Topic 323-10-45-1”), which states “an investor’s share of earnings or losses from its investment shall be shown in its income statement as a single amount.” In addition, Topic 323 requires that “for purposes of applying the equity method of accounting to an investee subject to

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guidance in an industry-specific Topic, an entity shall retain the industry-specific guidance applied by that investee.” The Company notes to the Staff that, to the best of its knowledge, “industry practice” among real estate asset managers has largely adopted an ownership model when accounting for investments (including any related performance allocations) under Topic 323. The Company further acknowledges that it appears that industry practice among real estate asset managers is to separate out embedded performance allocations and present associated amounts within revenue, even though the investments (including embedded performance allocations) are accounted for under an ownership model under Topic 323 and are computed under a fair value basis.

The Company’s unique facts and circumstances differentiate it from a conventional real estate asset manager, providing compelling support for its accounting position to account for its carried interests under Topic 323.

First, unlike a conventional asset manager, the Company’s principal source of revenue is not from its fees or carried interests. The Company’s principal source of revenue is from its rental and related income from its consolidated real estate and real estate debt operations (“Real Estate Operating Revenue”) (approximately 90% of its consolidated revenue for the year ended December 31, 2023 was generated from Real Estate Operating Revenue). In addition to revenue generated from Real Estate Operating Revenue, an additional approximately 10% of its consolidated revenue for the year ended December 31, 2023 was generated from the Company’s various fees computed and accounted for under Topic 606 (without any impact from fair value accounting) that it earns from its commingled funds and co-investment business as discussed further below. The Company’s consolidated revenues computed and accounted for under Topic 606 represent 9, 26 and 4 times the reported carried interests from unconsolidated investments for the years ended December 31, 2023, 2022 and 2021, respectively. Unlike a conventional real estate asset manager that derives substantially all of its revenue from its fees and performance allocations (which may have a bearing on reporting its performance allocations as revenue even though it accounts for the same under an ownership model), the Company’s principal activity (operationally and financially) is as a real estate owner and operator. In coming to its conclusion, the Company also took into consideration the fact that presenting carried interests (which are volatile and significantly influenced by fair value adjustments and other factors detached from the real estate operations’ performance) together with revenues computed and presented under Topic 606 could otherwise obscure the clarity of such revenues.

Second, the Company’s carried interests that it records from both its commingled fund and co-investment structures (as described in detail below) are structured and categorized as “carried interests” as they are specifically related to equity at risk and realized upon the disposition of the investment. In evaluating the Staff’s question and reviewing its prior correspondence on the topic, the Company believes it would be helpful to provide additional clarity and detail with respect to the two different types of structures that exist in the Company’s unconsolidated investments: (i) commingled fund structures; and (ii) co-investment structures:

•Commingled Funds: As further described in detail below, the Company submits to the Staff that the commingled funds that it manages and sponsors are “investment

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companies” under Topic 946, Financial Services – Investment Companies (“Topic 946”), which considers the provision of investment services to the limited partners as a fundamental characteristic of an “investment company” under Topic 946. The Company’s investments in such structures are accounted for under Topic 323. As set forth in further detail below, even though there is a service element tied to the Company’s carried interests under such structures, as an “investment company,” Topic 946 requires the investee to carry its investments at fair value and Topic 323 requires the Company to retain the industry specific accounting and to recognize the changes in the fair value of the underlying investment “in its income statement as a single amount.”

•Co-Investments: As further described in detail below, the Company submits to the Staff that unlike its commingled fund structures, the co-investment structures do not provide for investment management services, and accordingly, the Company has concluded that such structures are not investment companies under Topic 946. The Company further advises the Staff that its set of unique facts and circumstances that are specific to its co-investment structures led the Company to conclude that its carried interests are not paid as remuneration with respect to a “performance obligation” as covered under Topic 606. Accordingly, the Company submits to the Staff that the underlying assumption that it is earning a “fee” for its investment management services that is fundamental to the FASB staff’s view that such allocations are within the scope of Topic 606 as provided in Question 3, is not applicable as it relates to the Company’s co-investment structures, as discussed in detail below.

As discussed further below, the Company acknowledges that it can further expand its disclosure in future filings to (i) provide additional information with respect to the two broad types of structures that make up its unconsolidated investments; and (ii) modify its nomenclature of its carried interest from these two structures from its current “performance allocations” to “carried interests” for the reasons described below.

Commingled Funds

Structure

The Company operates and manages certain commingled funds that are structured and documented as market standard closed-end real estate investment funds that use a limited partnership structure. Each commingled fund has several limited partners (generally institutional investors) who perform extensive due diligence mostly on the Company itself (as the fund/investment manager) prior to making capital commitments for the Company to invest, manage and generate returns. The Company distinguishes asset management from investment management services below and provides both services for each of the commingled funds (with a goal of generating capital gains and income) and invests a small amount, approximately 10%, of the total equity commitment. Although the Company does not retain sufficient rights to consolidate the commingled funds in its consolidated financial statements under ASC Topic 810, Consolidation, following completion of the limited partner’s due diligence on the Company as the fund/investment manager, the commingled fund’s limited partners rely on the Company’s

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investment management of the Fund and accordingly are only passively involved relative to the purchase, management and sale of the underlying investments made by the fund.

Analysis

As mentioned above, the Company has concluded that the commingled funds that it sponsors and manage are “investment companies” as defined under Topic 946. The Company accounts for its investments and carried interests in its commingled funds under an ownership model under Topic 323. The Company acknowledges that under Topic 946, one of the two fundamental characteristics of an “investment company” is that its general partner or managing member obtains funds from one or more investors and provides the investor(s) with investment management services. The Company further acknowledges that under its commingled fund structures, given that its limited partners are only passively involved relative to the purchase, management and sale of the underlying investments made by the commingled fund, investment management services are being provided by the Company to its limited partners and that these investment management services are compensated in the form of carried interests. These investment management services and the associated carried interests are separate and distinct from the asset management services the Company may provide and may be compensated for outside of carried interests. In other words, specifically with respect to its commingled fund structures, the fundamental assumption by the FASB staff, namely that the Company is being compensated for services as set forth in Question 3 and Example 25 in Topic 606 (“Example 25”), applies and is relevant. The Company submits to the Staff, however, that Topic 946 requires the commingled fund (as an investment company) to carry its investments at fair value and Topic 323 requires the Company to recognize the changes in the fair value of the underlying investment in its income statement as a single amount. Under Topic 323, the Company’s equity in income (for both its equity and carried interests) is computed and recorded based upon changes in the carrying value of its equity in the fund which is reported at fair value under Topic 946 as of the applicable reporting period. The Company advises the Staff that additional clarifying disclosure in Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, would be beneficial and undertakes to include disclosure under the heading “Unconsolidated Investments” in future filings substantially in the form set forth in Annex A hereto. In addition to its compensation for investment management services as discussed above, the Company is compensated separately for its asset management services and such fees are computed and presented under Topic 606.

Also as noted above, the Company believes that the prevalent practice of conventional asset managers follows the ownership model referenced by the SEC staff in Question 3, which includes computing the performance allocation under a hypothetical liquidation at fair value and then reporting the asset manager’s performance allocations under revenue, separate from Topic 606 revenue, and separate from its equity income pickup. However, as noted above, a significant difference between such conventional real estate asset managers and the Company is that the Company’s principal source of revenue is not from fees or carried interests. The Company’s principal source of revenue is from its Real Estate Operating Revenue, which represents 12, 26 and 8 times the carried interests from its commingled funds for the years ended December 31, 2023, 2022 and 2021, respectively. Therefore, the Company submits to the Staff that including

June 5, 2024

its performance allocations from its commingled funds in revenue would not be useful to the user of the financial statements and a user instead benefits from its current presentation, which reflects the Company’s principal source of revenue.

Co-Investments

Background

The Company again points out to the Staff that the FASB staff’s conclusions under Question 3, each of the three considerations set forth in Question 3 and Example 25 are fundamentally based on the assumption that an issuer’s carried interest is essentially a fee that is provided by its partners to such issuer for services and performance in managing the investment vehicle and ultimately the underlying investments of such vehicle. The Company further reiterates that the SEC staff observer at the TRG meeting referenced in Question 3 indicated that “there may be a basis for following an ownership model” with respect to an issuer’s performance allocations and “if an entity were to apply an ownership model, then the SEC staff would expect the full application of the ownership model.” The Company believes that its position to apply and follow the ownership model under Topic 323 with respect to the carried interests in its co-investment vehicles is proper and appropriate, and the Company confirms to the Staff that it fully and carefully considered generally accepted accounting principles, the published guidance (including Question 3 and Example 25) and the specific set of facts and circumstances of the Company’s co-investment structures (as further described below) in coming to its conclusion.

Structure

The Company’s co-investment structures are significantly different from its commingled funds. The co-investment structures generally are in the form of limited liability companies or limited partnerships with one third-party equity partner. In the Company’s co-investment structures, the Company generally invests approximately half of the equity and, unlike in its commingled fund structures, closely collaborates with its sole and active partner in all aspects of the decision-making process and many significant and key decisions (as described further below) as they relate to the underlying real estate investment require the unanimous approval of both the Company and the relevant partner.

Collaborative Decision-Making. The Company advises the Staff that unlike the limited partners in its commingled funds, the investors in its co-investments not only possess contractual participation rights, but also desire to and actively engage in decision-making from the formation and inception of the venture through final disposition and dissolution of the entity. The Company further advises the Staff that its equity partners in its co-investment structures, unlike its commingled fund structures, do not commit any capital until an actual investment opportunity (real estate asset) has been identified. The Company further notes that such equity partners in its co-investment structures not only approve the chosen investment(s) at the time of acquisition (in many cases the investing limited partner will conduct its own investment-specific due diligence exercised either together with or independent from the Company), devise investment strategies alongside the Company, approve operating budgets to achieve agreed-upon strategies, review

June 5, 2024

and approve updated budgets annually, authorize non-budgeted expenditures, oversee financing and refinancing, steer strategy shifts, approve and/or actively participate in discussions surrounding exit strategies (including terms of the sale or related transaction and timing of the same) and occasionally hold the contractual authority to make certain strategic decisions themselves.

Risk Allocation Between Partners. The Company respectfully advises the Staff that in addition to actively participating in the management of the investment with the Company, our equity partners invest meaningfully less capital than traditionally required for a comparable real estate partnership structure because the Company invests significantly more equity than a typical general partner in the industry. The Company holds, on average, approximately 50% of the weighted average ownership in these co-investments, which we believe represents a unique and meaningful investment by the Company alongside its equity partner. The Company’s significant investment in these co-investment structures results in more risk exposure for the Company and as a consequence less risk exposure for its equity partner by virtue of the Company simply having more equity in the transaction (when compared to other industry asset managers and real estate operators and their investment company investees).

Analysis

As stated in its earlier responses, the Company acknowledges that the Company is providing a certain level of asset management services under its co-investment structures. The Company is compensated for such services by its equity partners through an asset management fee (as described below), which is recorded under Topic 606 and presented as revenue on the Company’s statement of operations. The Company notes that the variable equity returns that relate to its investments in its co-investment structures are not referred to as “performance allocations” or “incentive fee arrangements” in the governing agreements. In substance, such variable equity returns are carried interests and not remuneration for services rendered; as the variable returns computed under a waterfall dependent upon return thresholds as agreed with the investor at the date of formation of the co-investment vehicle and represent the Company’s equity allocation based upon the performance of the underlying investment in consideration for the risk that the Company bears as an equity investor.

The Company cannot objectively identify any service component that it provides in these co-investment structures, outside of the services that the Company is being compensated for through its asset management fee and recorded under Topic 606. To earn its asset management fee, the Company is contractually obligated to perform certain enumerated services, for example: (i) manage third-party property management teams with respect to ordinary course property matters (elevating any material issues to its partner), (ii) manage contractors, external legal counsel, accounting firms, tax advisors and other professional consultants, (iii) manage corporate governance administrative matters, and (iv) provide accounting-related services. Additionally, in many cases, if the Company is called upon by its partner to manage a significant construction or capital improvement project, the Company is compensated separately through a construction management fee which the Company records under Topic 606. In contrast, due primarily to the co-investment vehicles’ collaborative governance structure, the Company could not identify any

June 5, 2024

service component associated with its carried interest under its co-investment structures. The strategic decision making described above with respect to the commingled funds above is not present in this collaborative decision-making structure of its co-investments. The lack of an investment service component was an important consideration in leading to the Company’s conclusion that the co-investments are not investment companies under Topic 946. As described above, unlike in the Company’s commingled fund structures, the Company’s co-investment structures are not governed by a primary decision-maker / service provider (presumably the general partner) that is paid a “performance allocation” to take a blind allocation of capital and generate returns for its passive partners. Rather, the Company receives its allocation of carried interests in these co-investment structures as consideration for: (a) its willingness to share a significant level of control of the investment and actively collaborate with its equity partner; and (b) its meaningful amount of capital put at risk in the investment (and as a result less risk for our partner’s equity). Because of the foregoing factors, the Company’s equity partners in its co-investment structures are willing to forego pari passu returns (after a certain return threshold) in favor of allocating significant risk to the Company and away from themselves and in return for being granted contractual active decision-making authority (an arrangement that we believe is difficult to replicate with other asset managers in the industry either because of “capital-light” business models or simply because of the market practice of managing traditional limited partnership structures that are more akin to our commingled funds). In other words, the collaborative governance structure of our co-investment vehicles and the active participation in the performance of the underlying investment by our equity partners in such vehicles rebut the fundamental assumption referred to in Question 3 and Example 25 – namely, that the Company’s carried interest in its co-investment structures are essentially a fee that is provided by its partners to the Company for services and performance in managing the investment vehicle and ultimately the underlying investments of such vehicle. In addition, as implied by item (c) of Question 3, the meaningful and unique amount of capital put at risk in the investments by the Company, which goes beyond the “opportunity costs of the nonreceipt of fees,” weighs in favor of rebutting this fundamental assumption as it relates to the Company’s co-investment vehicles.

The Company acknowledges that it can expand its disclosure in future filings with respect to the two broad types of structures that make up its unconsolidated investments and the different accounting rules and guidance governing each such structure to help clarify the Company’s facts and accounting positions. The Company also notes that historically it has recorded its carried interests from its commingled funds and co-investments under the term “performance allocations.” The Company used this term with respect to (i) its commingled funds, in reference to the allocation of its carried interest as it relates to the performance of the Company’s investment management services as described above; and (ii) its co-investments, in reference to its allocation of its carried interest as it relates to the performance of the underlying investment subject to the collaborative decision-making structure as described above. The Company acknowledges that the use of the term “performance allocations” may create a certain level of confusion as it may be inferred by a user of the Company’s financial statements that the Company is only referring to the Company receiving carried interests with respect to the satisfaction of a performance obligation or service by the Company. Going forward, the Company proposes to (i) change the nomenclature of its carried interest from these two structures from “performance allocations” to “carried interests” on the face of its income

June 5, 2024

statement; and (ii) expand its tabular disclosure in its financial footnotes to provide the breakdown with respect to the carried interests that the Company reports from its commingled funds and from its co-investments. Please find attached, as Annex A, a revised portion of the Company’s Note 2 – Basis of Presentation and Summary of Significant Accounting Policies for the proposed expanded and tabular disclosure.

2. We note you elected the fair value option for 72 investments in unconsolidated investment entities and it appears performance allocations or carried interest are allocated to the general partner, special limited partner or asset manager of your fair value option unconsolidated investments. Please explain to us in detail how your election of the fair value option for unconsolidated investment entities that have performance allocations or carried interest is appropriate. Please cite the relevant accounting guidance in your response.

Response: The Company acknowledges the Staff’s comment and notes that as discussed in its response to Question 1 above, despite the large quantity of co-investment structures that make up a part of its unconsolidated investments, approximately 55% (as of the year ended December 31, 2023) of the Company’s accrued carried interests result from its investment in investment companies that are accounted for under Topic 323; the Company’s equity method earnings are computed based upon the fair value reporting of these investment companies under Topic 946, and accordingly no fair value option was elected by the Company. With respect to 72 co-investment structures where the Company elected the fair value option, the Company submits that the fair value election is permissible for an equity method investment under ASC Topic 825-10-15-4a, Financial Instruments - Overall. To the extent that the Staff’s question above arises from remarks made by certain attendees at the 2007 AICPA National Conference on Current SEC and PCAOB Developments (the “2007 Conference”), the Company acknowledges that certain attendees at the 2007 Conference, while not providing explicit interpretative guidance one way or another, advised issuers to take caution when electing the fair value option for an investee if there exist performance allocations in the structure that may indicate the presence of an embedded performance obligation. The Company believes that the caution advised by such attendees at the 2007 Conference with respect to electing the fair value option stems from the same fundamental assumption addressed in detail to our response to Question 1 above, namely that a general partner or managing member’s variable equity returns under an investment structure are being allocated to such general partner or managing member as remuneration or as a fee for services rendered. As addressed in detail in its response to Question 1, the Company has concluded that the unique facts and circumstances of its co-investment structures (primarily its collaborative governance structure with an actively participating equity partner and the significant amount of its equity in each of the co-investments) are such that the presumed general partner decision-making, and consequently providing investment management services, is absent and consequently there is no identifiable service component with respect to its variable equity returns or carried interests in these co-investment structures. As such, the Company confirms for the Staff that the concerns raised by the attendees at the 2007 Conference with respect to electing the fair value option were considered and deemed to not apply to the Company’s co-investment structures.

June 5, 2024

Lastly, the Company notes to the Staff that the analysis described above relies on the fundamental view that the equity partners in the Company’s co-investment structures are actively participating in the management of the underlying investment and investment vehicle, and consequently that the fundamental characteristics of an investment company, specifically as required by 946-10-15-6(a)(1) that the entity “provides investor(s) with investment management services,” were not present. The Company submits to the Staff that (i) by electing the fair value option for its co-investment structures, financial reporting was materially consistent for all of its unconsolidated investments and (ii) by reporting the carried interests outside of the substantial revenues reported (as supported by Topic 323 and the related published guidance), the resulting financial statement presentation is more clearly understood by users of the financial statements.

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Sincerely,

    /s/ Julian T.H. Kleindorfer
    Julian T.H. Kleindorfer
    of
    Latham & Watkins LLP

cc:    Justin Enbody, Kennedy-Wilson Holdings, Inc.
In Ku Lee, Kennedy-Wilson Holdings, Inc.

June 5, 2024

Annex A

Unconsolidated Investments

The Company has a number of joint venture interests that were formed to acquire, manage, and/or sell real estate. Investments in unconsolidated investments are accounted for under the equity method of accounting as the Company can exercise significant influence, but does not have the ability to control the unconsolidated investment. An investment in an unconsolidated investment is recorded at its initial investment and is increased or decreased by the Company’s share of income or loss, plus additional contributions and less distributions. A decline in the value of an unconsolidated investment that is other than temporary is recognized when evidence indicates that such a decline has occurred in accordance with ASC Topic 323, Investments - Equity Method and Joint Ventures.

The Company records its investments in certain commingled funds it manages and sponsors (the “Funds”) that are investment companies under the ASC Topic 946, Financial Services - Investment Companies, based upon the net assets that would be allocated to its interests in the Funds assuming the Funds were to liquidate their investments at fair value as of the reporting date. Thus, the Funds reflect their investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in their earnings.

In addition, the Company elected the fair value option for 72 investments in unconsolidated investment entities (“Co-Investment” investments). These investments are structured as limited liability companies and limited partnerships with one partner and function under a collaborative decision-making structure and the Company owns a weighted average ownership of approximately 50% of the equity investment in such Co-Investment investments. The Company elected to record these investments at fair value in order to report the change in value in the underlying investments in the results of its current operations in a fashion consistent with its investments in certain commingled funds, as described above.

The Company has adopted an ownership model for carried interests representing allocations to the Company from equity method investments, based on cumulative performance to-date. Consequently, in accordance with the guidance set forth in ASC Topic 606 and ASC Topic 323, these allocations are included as a component of the total income from unconsolidated investments in the accompanying consolidated statements of income as “carried interests”. Carried interests are allocated to the Company under the Funds and the Co-Investment investments based on the cumulative performance of the venture and are subject to preferred return thresholds of the partners. In the case of the Funds, these carried interests represent an allocation relating to the performance of investment management services, whereas they represent returns for the performance of the underlying investments in the Co-Investment investments structures subject to collaborative decision-making.

At the end of each reporting period, the Company calculates the carried interest that would be due as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as performance allocation to reflect either (a) positive performance resulting in an increase in the carried interest to the general partner or asset manager or (b) negative

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performance that would cause the amount due to the Company to be less than the amount previously recognized as income from unconsolidated investments, resulting in a negative adjustment to performance allocations to the general partner or asset manager. As of December 31, 2023 and 2022, the Company has $77.3 million and $141.6 million of accrued carried interests recorded to unconsolidated investments that are subject to future adjustments based on the underlying performance of investments. During the year ended December 31, 2023, the Company did not collect any performance allocations. During the years ended December 31, 2022 and 2021, the Company collected $6.8 million and $9.6 million of carried interests. The amount of the Company’s carried interest from its Funds and Co-Investments for the years ended December 31, 2023, 2022 and 2021 are as follows:

($ in millions)	Year Ended December 31,
	2023	2022	2021
Funds	$(40.6)	$(18.7)	$55.1
Co-Investments	(23.7)	(2.4)	62.8
Total	$(64.3)	$(21.1)	$117.9